Filed by KLA-Tencor Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: KLA-Tencor Corporation

Commission File No.: 000-09992

KLA-Tencor - Second Quarter Fiscal Year 2016 Stockholder Letter

•	New orders of $910 million, a sequential increase of 26%, finishing above the range of guidance, and recording the third highest quarterly result in the company’s history;

•	Shipments of $735 million, a sequential increase of 16%, and finishing at the upper end of the range of guidance;

•	Revenue of $710 million, a sequential increase of 11% and at the upper end of the range of guidance;

•	GAAP Gross Margin of 60.4%, and GAAP Operating Margin of 30.2%; Non-GAAP Gross Margin of 60.6%, and non-GAAP Operating Margin of 31.9%; and

•	GAAP Earnings per Share of $0.98 and Non-GAAP Earnings per Share of $1.04. Non-GAAP Earnings per Share would have been above the range of guidance or $0.99 per share at the guided tax rate of 22%.

This letter includes certain GAAP and non-GAAP financial measures. Refer to the caption “Reconciliation of GAAP and Non-GAAP financial measures” for the reconciliation as well as other supplemental information.

Dear Stockholders:

KLA-Tencor performed well in the second quarter of fiscal year 2016, with the company delivering results above the guided range for bookings and non-GAAP earnings per share, and with shipments and revenue finishing at the top end of the range of guidance, demonstrating our market leadership, the strength of our business model, and solid operational execution.

A key highlight in the quarter was the news on October 21, 2015 that KLA-Tencor and Lam Research Corporation have entered into a merger agreement, subject to regulatory and stockholder approval among other customary conditions. This is a significant event for both companies, and once closed, we expect this transaction to create unmatched capability in process and process control. We are very excited about this transaction as it creates unprecedented opportunity for the combined companies to partner with our customers and create new capabilities to help them address the increasingly more complex scaling challenges they are facing at the leading edge, enabling our customers’ success, creating opportunity for our employees, and driving stockholder value.

December Quarter Bookings and Customer Highlights

Our December quarter results demonstrate that KLA-Tencor is executing it’s strategies at a high level. New orders grew 26% sequentially to $910 million for the third highest quarterly gross bookings result in the company’s history. It should be noted that we shipped our first evaluation unit of the new “GEN 5” broadband plasma optical inspection platform in the December quarter, but the Q2 order results did not include any GEN 5 bookings. We expect to begin taking initial orders for GEN 5 in the current quarter, and ship multiple GEN 5 units in the first half of calendar 2016.

New order demand was strong across each of our end markets.

Orders from Memory customers were 48% of new systems orders in December, and up strongly on a sequential basis both in terms of percentage of total orders, and absolute dollars compared with the September quarter, with the majority of the demand focused on DRAM investment.

Foundry customers contributed 36% of new systems orders in Q2. The Foundry bookings profile in the December quarter featured strong demand across our product portfolio to support leading edge development as customers prepare to ramp 10 nanometer capacity in the second half of calendar 2016, consistent with our expectations for the timing of the 10-nanometer ramp. In addition, demand for 28 nanometer capacity fill-in projects continues to be robust, as Chinese customers invest in capacity to support local market demand.

Logic was 16% of new systems orders in December, and up sequentially from the September quarter.

In terms of the distribution of orders by product group, Wafer Inspection was approximately 53% of new systems orders in Q2. Orders from the Patterning Group, which includes our mask inspection business, were approximately 24% of orders in December. The Service business contributed 20% of total bookings in the quarter, and non-Semi was approximately 3%.

These results affirm KLA-Tencor’s ongoing focus on providing superior value to customers both in terms of meeting market requirements with our latest generation inspection and metrology systems and delivering superior competitive offerings.

As we look ahead over the next several quarters, we expect continued order momentum and high levels of business activity, highlighted by strong customer acceptance of new products. Given our record backlog and with the contribution from these new products, we are expecting solid sequential growth in revenue and earnings in the first half of calendar 2016 compared with the second half of calendar 2015. These will also be key factors in what we are planning to be a growth year for KLA-Tencor in 2016, against a backdrop of overall WFE investment that is expected to be flat to down low-single digits compared with calendar year 2015.

Financial Highlights

Revenue was $710 million in the quarter, a sequential increase of 11%, and at the upper end of the range of guidance.

Non-GAAP Gross Margin in the quarter finished strong at 60.6%, with upside driven by a number of factors, including a favorable product mix, lower installation and warranty expenses, and lower costs associated with new product introduction than originally modeled for the quarter.

Non-GAAP Operating Margin was 31.9% in the quarter, and total non-GAAP Operating Expenses were $204 million, finishing below the expected range of $205 million to $210 million. Non-GAAP Operating Expenses in the December quarter were approximately $27 million lower than the December quarter of 2014. The lower operating expense levels we are seeing today are the result of the strategic reorganization we executed over the course of the last calendar year. We expect quarterly operating expense levels to be in a range of $205 to $210 million over the near term.

Our effective tax rate was 18% in the quarter, below our long-term planning rate of 22% primarily due to the permanent reinstatement of the R&D tax credit in the United States.

Non-GAAP Net Income for the December quarter was $162 million or $1.04 per fully diluted share. Non-GAAP Earnings per share would have been $0.99 at the tax planning rate of 22%. We ended the quarter with 156 million fully diluted shares outstanding.

Total Shipments in Q2 were $735 million and at the upper end of the range of guidance. We ended Q2 with a record $1.5 billion of total backlog, comprised of $1.2 billion of shipment backlog, or orders that have not yet shipped to customers and expect to ship over the next 6 to 9 months, and $238 million of revenue backlog, or products that have been shipped and invoiced, but have not yet been signed off by customers.

Cash flow from operations was $100 million in the quarter, and we ended the quarter with $2.2 billion in cash and investments.

March 2016 Guidance

Looking ahead to the March quarter, we expect another quarter of solid demand, and we are encouraged by how well KLA-Tencor is positioned with new products and key enabling technologies to help support our customers’ growth strategies at the leading edge.

March quarter shipments are expected to be in the range of $720 million to $800 million, revenue is expected to be in the range of $690 million to $750 million, with non-GAAP earnings per diluted share in the range of $0.86 per share to $1.06 per share. GAAP earnings per diluted share is expected to be in the range of $0.83 per share to $1.01 per share.

In conclusion, given our market leadership, new products, growing service revenue, and with the benefit of our leaner cost structure, KLA-Tencor is well positioned for strong relative performance as we move forward in 2016, in terms of growth and earnings power.

Sincerely,

Rick Wallace, President and CEO	Bren Higgins, Executive Vice President and CFO

Forward-Looking Statements

Statements in letter other than historical facts, such as statements regarding: bookings for our GEN 5 product in the first half of calendar 2016; expectation around solid sequential growth in revenue and earnings in the first half of calendar 2016, WFE investment, customer order momentum, levels of business activity, customer acceptance of our products and our growth in calendar 2016; and our shipments, revenues and non-GAAP earnings per diluted share for the third quarter of fiscal 2016, are forward-looking statements, and are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: our proposed merger with Lam may not close and if it does not close we may not receive the expected benefits of the merger, such as scale and breadth of critical technologies and better financial performance for our stockholders; our stockholders and the Lam stockholders may not support the planned merger; the demand for semiconductors; the financial condition of the global capital markets and the general macroeconomic environment; new and enhanced product and technology offerings by competitors; cancellation of orders by customers; the ability of KLA-Tencor’s research and development teams to successfully innovate and develop technologies and products that are responsive to customer demands; KLA-Tencor’s ability to successfully manage its costs; market acceptance of KLA-Tencor’s existing and newly issued products; changing customer demands; and industry transitions. For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this letter, please refer to KLA-Tencor’s Annual Report on Form 10-K for the year ended June 30, 2015, Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and the joint Proxy Statement/Prospectus filed by us with the Securities and Exchange Commission on January 14, 2016, and other subsequent filings with the Securities and Exchange Commission (including, but not limited to, the risk factors described therein). KLA-Tencor assumes no obligation to, and does not currently intend to, update these forward-looking statements.

Additional Information and Where to Find It

This stockholder letter does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research filed with the SEC a registration statement on Form S-4, which the SEC declared effective on January 13, 2016, that includes a joint proxy statement of Lam Research and KLA-Tencor and that also constitutes a prospectus of Lam Research. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND KLA-TENCOR AND THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor), or by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam).

Participants in the Solicitation

KLA-Tencor, Lam, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from KLA-Tencor and Lam stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of KLA-Tencor and Lam stockholders in connection with the proposed transaction are set forth in the joint proxy statement/prospectus filed with the SEC. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015.

KLA-Tencor Corporation

Condensed Consolidated Unaudited Supplemental Information

(In thousands)

	As of
	December 31, 2015	September 30, 2015	June 30, 2015
Cash and cash equivalents	$2,241,425	$2,269,447	$2,387,111
Accounts receivable, net	$427,115	$460,813	$585,494
Net DSO (Shipment)*	53 days	66 days	72 days
Inventories	$691,786	$650,496	$617,904
Inventory turns**	1.7x	1.7x	2.1x
Net cash provided by operating activities	$100,324	$193,782	$317,479
Capital expenditures, net	$7,938	$7,341	$9,237
Dividends paid	$81,380	$101,674	$79,653
Share repurchases	$39,119	$142,592	$167,858

*	DSO = Current net accounts receivable/(current quarter shipments/91 days)
**	Inventory turns = Cost of goods sold/average inventory

Distribution of Second Quarter Fiscal Year 2016 System Orders

The distribution of system orders by wafer front-end, segment and region during the second quarter of fiscal year 2016 is shown below in the following tables:

Wafer Front-End		Segment		Region
Memory	48%	Wafer Inspection	53%	Korea	28%
Foundry	36%	Patterning	24%	China	25%
Logic	16%	Service	20%	Taiwan	19%
		Non-Semi	3%	USA	9%
				Japan	9%
				Europe	6%
				SEA	4%

KLA-Tencor Corporation

Condensed Consolidated Unaudited Supplemental Information

(In thousands, except per share amounts)

Reconciliation of GAAP and Non-GAAP financial measures

	For three months ended December 31, 2015
	GAAP	Acquisition- related charges (a)	Restructuring, severance and other related charges (b)	Merger- related charges (c)	Income tax effect of non- GAAP adjustments (e)	Non-GAAP
Total Revenues	$710,245	$—	$—	$—	$—	$710,245
Costs of revenues	280,980	(663)	(470)	(67)	—	279,780

Gross Margin	429,265	663	470	67	—	430,465
Engineering, research and development	118,272	—	(479)	—	—	117,793
Selling, general and administrative*	96,532	(646)	(793)	(8,753)	—	86,340

Operating expenses	214,804	(646)	(1,272)	(8,753)	—	204,133

Income from Operations	214,461	1,309	1,742	8,820	—	226,332
Other income (expense), net	(28,986)	—	—	—	—	(28,986)
Provision for income taxes	(33,268)	—	—	—	(2,321)	(35,589)

Net income	$152,207	$1,309	$1,742	$8,820	$(2,321)	$161,757

Net income per share	$0.98	$0.01	$0.01	$0.05	$(0.01)	$1.04
Weighted-average number of shares - diluted	155,996					155,996
Gross margin %	60.4%	0.1%	0.1%	—%	—%	60.6%
Operating margin %	30.2%	0.2%	0.3%	1.2%	—%	31.9%

*	Changes in the Executive Deferred Savings Plan liability is recorded in selling, general and administrative expense in the condensed consolidated statements of operations. The expense (benefit) associated with changes in the liability included in selling, general and administrative expense was $6.8 million for the three months ended December 31, 2015. Changes in the Executive Deferred Savings Plan assets are recorded as gains (losses), net in selling, general and administrative expense in the condensed consolidated statements of operations. The amount of gains (losses), net included in selling, general and administrative expense was $6.9 million for the three months ended December 31, 2015.

KLA-Tencor Corporation

Condensed Consolidated Unaudited Supplemental Information

(In thousands, except per share amounts)

Reconciliation of GAAP and Non-GAAP financial measures

	For three months ended September 30, 2015
	GAAP	Acquisition- related charges (a)	Restructuring, severance and other related charges (b)	Income tax effect of non- GAAP adjustments (e)	Non-GAAP
Total Revenues	$642,644	$—	$—	$—	$642,644
Costs of revenues	270,244	(2,285)	(2,770)	—	265,189

Gross Margin	372,400	2,285	2,770	—	377,455
Engineering, research and development	119,943	(650)	(1,010)	—	118,283
Selling, general and administrative*	91,663	(646)	(3,286)	—	87,731

Operating expenses	211,606	(1,296)	(4,296)	—	206,014

Income from Operations	160,794	3,581	7,066	—	171,441
Other income (expense), net	(26,495)	—	—	—	(26,495)
Provision for income taxes	(29,402)	—	—	(3,348)	(32,750)

Net income	$104,897	$3,581	$7,066	$(3,348)	$112,196

Net income per share	$0.66	$0.02	$0.05	$(0.02)	$0.71
Weighted-average number of shares - diluted	157,984				157,984
Gross margin %	57.9%	0.4%	0.4%	—%	58.7%
Operating margin %	25.0%	0.6%	1.1%	—%	26.7%

*	Changes in the Executive Deferred Savings Plan liability is recorded in selling, general and administrative expense in the condensed consolidated statements of operations. The expense (benefit) associated with changes in the liability included in selling, general and administrative expense was $(10.2) million for the three months ended September 30, 2015. Changes in the Executive Deferred Savings Plan assets are recorded as gains (losses), net in selling, general and administrative expense in the condensed consolidated statements of operations. The amount of gains (losses), net included in selling, general and administrative expense was $(10.0) million for the three months ended September 30, 2015.

KLA-Tencor Corporation

Condensed Consolidated Unaudited Supplemental Information

(In thousands, except per share amounts)

Reconciliation of GAAP and Non-GAAP financial measures

	For three months ended December 31, 2014
	GAAP	Acquisition- related charges (a)	Restructuring, severance and other related charges (b)	Debt extinguishment loss and recapitalization charges (d)	Income tax effect of non- GAAP adjustments (e)	Non-GAAP
Total Revenues	$676,357	$—	$—	$—	$—	$676,357
Costs of revenues	283,213	(2,577)	—	—	—	280,636

Gross Margin	393,144	2,577	—	—	—	395,721
Engineering, research and development	133,557	(700)	(1,289)	—	—	131,568
Selling, general and administrative*	104,873	(555)	(2,010)	(2,478)	—	99,830

Operating expenses	238,430	(1,255)	(3,299)	(2,478)	—	231,398

Income from Operations	154,714	3,832	3,299	2,478	—	164,323
Other income (expense), net	(29,313)	—	—	—	—	(29,313)
Loss on extinguishment of debt and other, net	(131,669)			131,669		—
Benefit from (provision for) income taxes	26,536	—	—	—	(48,720)	(22,184)

Net income	$20,268	$3,832	$3,299	$134,147	$(48,720)	$112,826

Net income per share	$0.12	$0.02	$0.02	$0.81	$(0.29)	$0.68
Weighted-average number of shares - diluted	165,317					165,317
Gross margin %	58.1%	0.4%	—%	—%	—%	58.5%
Operating margin %	22.9%	0.6%	0.5%	0.4%	—%	24.3%

*	Changes in the Executive Deferred Savings Plan liability is recorded in selling, general and administrative expense in the condensed consolidated statements of operations. The expense (benefit) associated with changes in the liability included in selling, general and administrative expense was $6.1 million for the three months ended December 31, 2014. Changes in the Executive Deferred Savings Plan assets are recorded as gains (losses), net in selling, general and administrative expense in the condensed consolidated statements of operations. The amount of gains (losses), net included in selling, general and administrative expense was $6.2 million for the three months ended December 31, 2014.

KLA-Tencor Corporation

Condensed Consolidated Unaudited Supplemental Information

(In millions, except per share amounts)

Reconciliation of Q3 Fiscal Year 2016 Guidance Range

		Low	High
GAAP net income per diluted share		$0.83	$1.01

Acquisition-related charges	a	0.01	0.01
Restructuring, severance and other related charges	b	—	0.01
Merger-related charges	c	0.04	0.06
Income tax effects of above adjustments	e	(0.02)	(0.03)

Effect on net income per diluted share		0.03	0.05

Non-GAAP net income per diluted share		$0.86	$1.06

Weighted-average number of shares - diluted		156.5	156.5

Note: The guidance is as of January 28, 2016 and the merger-related charges represent our best estimate considering the information known as of the date of issuing the guidance. We undertake no responsibility to update the above in light of new information or future events. Refer to Forward-looking statements for important information.

We provide certain non-GAAP financial information and reconciliation of GAAP and non-GAAP financial measures, which are adjusted from results based on GAAP to exclude certain costs and expenses, as well as other supplemental information. The non-GAAP and supplemental information is provided to enhance the user’s overall understanding of our operating performance and our prospects in the future. Specifically, we believe that the non-GAAP information provides useful measures to both management and investors regarding financial and business trends relating to our financial performance by excluding certain costs and expenses that we believe are not indicative of our core operating results. The non-GAAP information is among the budgeting and planning tools that management uses for future forecasting. However, because there are no standardized or generally accepted definitions for most non-GAAP financial metrics, definitions of non-GAAP financial metrics (for example, determining which costs and expenses to exclude when calculating such a metric) are inherently subject to significant discretion. As a result, non-GAAP financial metrics may be defined very differently from company to company, or even from period to period within the same company, which can potentially limit the usefulness of such information to an investor. The presentation of non-GAAP and supplemental information is not meant to be considered in isolation or as a substitute for results prepared and presented in accordance with United States GAAP.

a.	Acquisition-related charges includes amortization of intangible assets associated with acquisitions. Management believes that the expense associated with the amortization of acquisition related intangible assets is appropriate to be excluded because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have short lives, and exclusion of these expenses allows comparisons of operating results that are consistent over time for both KLA-Tencor’s newly acquired and long-held businesses. Management believes excluding these items helps investors compare our operating performance with our results in prior periods as well as with the performance of other companies.

b.	Restructuring, severance and other related charges include costs associated with employee severance and other exit costs, impairment of certain long-lived assets. Management believes excluding these items helps investors compare our operating performance with our results in prior periods as well as with the performance of other companies.

c.	Merger-related charges that are directly related to the pending merger between KLA-Tencor and Lam as announced on October 21, 2015. Charges primarily includes costs for advisory services, appraisals, legal services, employee-related expenses and auditing services. Management believes that it is appropriate to exclude these items as they are not indicative of ongoing operating results and therefore limit comparability and excluding these items helps investors compare our operating performance with our results in prior periods as well as with the performance of other companies.

d.	Debt extinguishment loss and recapitalization charges include a pre-tax loss on early extinguishment of debt related to the 6.900% Senior Notes due in 2018, net and certain other expenses incurred in connection with the leveraged recapitalization plan which was completed in the second quarter of fiscal year ended June 30, 2015. Management believes that it is appropriate to exclude these items as they are not indicative of ongoing operating results and therefore limit comparability and excluding these items helps investors compare our operating performance with our results in prior periods as well as with the performance of other companies.

e.	Income tax effect of non-GAAP adjustments includes the income tax effects of the excluded items noted above. Management believes that it is appropriate to exclude the tax effects of the items noted above in order to present a more meaningful measure of non-GAAP net income.